YUKON-NEVADA GOLD CORP. LISTS WARRANTS ON THE TSX

Vancouver, BC – November 7, 2007 -- Yukon-Nevada Gold Corp. (TSX: YNG; Frankfurt Xetra Exchange: NG6). Today announced that an aggregate of 21,175,932 common share purchase (“Warrants”) of the Company were listed and posted for trading at the opening of today’s market under the following information:

Warrant Symbol:	YNG.WT
Cusip No.:	98849Q 11 9
Trading Currency:	Canadian dollars
Designated Market Maker:	Byron Securities Ltd.
Other markets:	none

Each Warrant entitles the holder to purchase one common share of the Company at a price of $3.00 on or before 4p.m. PST on June 20, 2012. The Warrants were issued on June 20, 2007, upon the completion of the Plan of Arrangement between the Company and Queenstake Resources Ltd.

The Warrants will be governed by the terms of a warrant indenture between the Company and Pacific Corporate Trust Company, as warrant agent. The warrant indenture provides for the appropriate adjustments to the Warrants in the event of stock dividends, subdivision, consolidation and other forms of capital reorganization.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches, Manager, IR	Jeanny So, Broker Relations Specialist
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

If you would like to receive press releases via email please contact nicole@yngc.ca and specify "Yukon-Nevada Gold Corp. releases" in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to "U.S. Persons" as such term is defined by regulations under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration.